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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                       ERP Operating Limited Partnership
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Operating Partnership Units
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                                p



Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.    N/A                        13G            PAGE  2    OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Equity Residential Properties Trust
                  36-3877868
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         51,154,836
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        51,154,836
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  51,154,836
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN  SHARES*

                  [ ]
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  86.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                  CO
          ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                       ERP OPERATING LIMITED PARTNERSHIP
                          OPERATING PARTNERSHIP UNITS
                                NO CUSIP NUMBER


ITEM 1(a).                NAME OF ISSUER

                          The Issuer is ERP Operating Limited partnership, an Illinois limited partnership (the "Operating Partnership").

ITEM 1(b).                ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                          The Issuer's principal executive office is:
                          Two North Riverside Plaza
                          Chicago, Illinois  60606

ITEM 2(a).                NAME OF PERSON FILING

                          Equity Residential Properties Trust

ITEM 2(b).                ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                          RESIDENCE

                          Two North Riverside Plaza
                          Chicago, Illinois 60606

ITEM 2(c).                CITIZENSHIP

                          The Reporting Person's state of organization is Maryland.

ITEM 2(d).                TITLE OF CLASS OF SECURITIES

                          Securities reported herein are Operating Partnership Units.

ITEM 2(e).                CUSIP NUMBER

                          Not applicable.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

                          Not applicable.

ITEM 4(a).                AMOUNT BENEFICIALLY OWNED

                          51,154,836





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ITEM 4(b).                PERCENT OF CLASS

                          86.7%

ITEM 4(c).                NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                          (i) Sole power to vote or to direct the vote of 51,154,836 shares

                          (ii) Shared power to vote or to direct the vote of 0 shares

                          (iii) Sole power to dispose or to direct the disposition of 51,154,836

                          (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                          Not applicable.

ITEM 6.                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                          ANOTHER PERSON

                          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                          Not applicable.

ITEM 8.                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                          GROUP

                          Not applicable.

ITEM 9.                   NOTICE OF DISSOLUTION OF GROUP

                          Not applicable.

ITEM 10.                  CERTIFICATE

                          Not applicable.





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                                   SIGNATURE
                                   ---------

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 1997




                                       EQUITY RESIDENTIAL PROPERTIES TRUST



                                       By:   /s/  Douglas Crocker II
                                             ----------------------------------
                                             Douglas Crocker II
                                       Its:  Chief Executive Officer
























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